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                                                           OMB APPROVAL
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Tawes III                               O.                      Lee
________________________________________________________________________________
   (Last)                           (First)             (Middle)

        10 East 50th Street
________________________________________________________________________________
                                    (Street)

        New York                        New York                10022
________________________________________________________________________________
   (City)                           (State)              (Zip)

        Harvard Scientific Corp.                        VGEN E
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Harvard Scientific Corp.
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

        ###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

        December 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by 1 Reporting Person
     [_]  Form filed by more than 1 Reporting Person
________________________________________________________________________________




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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                          6.
                                                           4.                              5.             Owner-
                                                           Securities Acquired (A) or      Amount of      ship
                                              3.           Disposed of (D)                 Securities     Form:     7.
                                              Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                              Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security               Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                      (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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Common Stock                    12/14/98       S                50,000     D      0.060                   D
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Common Stock                    12/15/99       S                50,000     D      0.055                   D
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Common Stock                    12/16/99       S                50,000     D      0.055                   D
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Common Stock                    12/17/99       S                50,000     D      0.050                   D
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Common Stock                    12/17/99       S                50,000     D      0.055                   D
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Common Stock                    12/21/99       S               100,000     D      0.050                   D
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                                12/22/99       S               442,000     D      0.025                   D
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                                                                                           300,000        I  *
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                        * See Attached Sheet
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
                                                                  SEC 1474(3-99)




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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
        None
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
Explanation of Responses:


/s/ O. Lee Tawes III                                       January 11, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2

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Attached Sheet to Form 4 dated January 11, 2000
filed by O. Lee Tawes III, with respect to Harvard Scientific Corp.


The reporting person loaned Thomas E. Waite, a former officer and director and a stockholder of the issuer, $300,000, payable on demand, secured by 300,000 shares of the Common Stock of issuer. Other than the security arrangements, there are no understandings or arrangements between the reporting person and Mr. Waite, and the existence of a group is expressly disaffirmed. All the proceeds of the loan received by Mr. Waite were advanced by him to the issuer. Because the reporting person can demand payment of the loan and cause disposition of the 300,000 shares if the loan is not paid, the 300,000 shares are reported herewith. The reporting person has not demanded payment of the loan and disclaims any beneficial interest in such 300,000 shares, at this time.